CONSENT OF INDEPENDENT ACCOUNTANTS          EXHIBIT 23.1

We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated February 6, 1995 relating to the financial statements of Tultex Corporation, which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedules for the three years ended December 31, 1994 listed under
Item 16(b) of this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. The audits referred to in such report also included these schedules. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data".

PRICE WATERHOUSE LLP

Winston-Salem, North Carolina
March 1, 1995